Exhibit 99.2

Thanks for the intro Scott.

AMAG team-

As you were notified by Scott earlier, we announced today that Covis has entered into an agreement to acquire AMAG Pharmaceuticals. I would like to take this opportunity to introduce myself, our company and to provide some initial information with regards to the way forward.

To start, my name is Michael Porter and I have been CEO of Covis since 2015. Previously, I was COO and Board member of the company since inception and have been focused on the pharmaceutical industry for the past 10 years and have over 25 years of experience in managing and improving businesses.

For those of you not yet familiar with Covis, we market a number of leading therapeutics for patients suffering from an array of chronic and life-threatening conditions. Like AMAG, our company is driven by a deep-rooted commitment to patient well-being. We are particularly proud of our efforts to expand patient access to our treatments and specifically, we have helped save thousands of infants lives in the US and have assisted with alleviating chronic respiratory illnesses with millions of patients annually.

As we communicated through our announcement today, the combination of our two companies will create value for all of our stakeholders, patients first and foremost and physicians that care for them. I am confident that together we will be able to do even more than we could separately. With the support of our private equity sponsor, Covis has the financial flexibility, with a strong balance sheet and access to capital, to make needed capital investments now and in the future.

Looking ahead, I look forward to working with the AMAG team, whose talent and hard work have positioned the company for this transformative transaction, as we go through the process of integrating our two organizations.

I also understand that this type of business event creates some uncertainty. Our commitment is to be able to provide clear information to you about changes that may be made as soon as we finalize our plans. We intend to provide communications in a timely and transparent fashion, with a goal of holding a town hall or other type of company-wide communication periodically through to the closing of the deal and immediately thereafter.

In the meantime, I would ask for your patience as that process unfolds. Above all, I would ask you to remain focused on the tasks at hand – caring for our patients, business partners, customers and for one another. My personal commitment to you is that I expect to continue the Covis tradition of treating all employees with transparency as we work thru this integration together and collaboratively.

I look forward to answering your questions and, hopefully, to meeting many of you when conditions allow.

Michael

Michael Porter

CEO

Covis Pharma BV

Grafenauweg 12

Zug, Switzerland CH-6300

Additional Information and Where to Find It

The Offer referred to in this report has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the offer materials that Parent and Merger Sub will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. At the time the Offer is commenced, Parent and Merger Sub will cause to be filed a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE COMPANY’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of the Company by accessing www.amagpharma.com or by contacting the Company’s Investor Relations contact at contactus@amagpharma.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements relate to future events or the Company’s future financial performance. The Company generally identifies forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The Company has based these forward-looking statements largely on its then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the timing of the closing of the proposed Offer and Merger, including the risks that a condition to closing would not be satisfied or that any of the committed financing will not be available within the expected timeframe or at all or that the closing of the proposed Offer or Merger will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (iii) unanticipated difficulties or expenditures relating to the proposed Offer or the Merger, the response of business partners and competitors to the announcement of the proposed Offer or the Merger, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed Offer or the Merger; and (iv) those risks detailed in the Company’s most recent Annual Report on Form 10-K and any subsequent reports filed with the SEC, including its Current Reports on Form 8-K, its Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2020 and June 30, 2020, and any other documents that may be filed by the Company from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.